UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )*

DRUGMAX, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

262240104

(CUSIP Number)

ANDREW E. GOLD

10835 LOCKLAND ROAD

POTOMAC, MD 20854

(301) 765-9117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

1775 I STREET, NW

WASHINGTON, DC 20006-2401

(202) 261-3300

ATTENTION: PAUL HUEY-BURNS, ESQUIRE

February 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 262240104	Page 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANDREW E. GOLD ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 693,230 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 693,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 262240104	Page 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RONIT GOLD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 693,230 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 693,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the acquisition by Andrew E. Gold and Ronit Gold, both individual citizen of the United States, of shares of Common Stock, par value $.0001 per share (the “Common Stock”), of Drugmax, Inc., a Nevada corporation (the “Company”).

The principal executive offices of the Company are located at 25400 US Highway 19 North, Suite 137 , Clearwater, FL.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed jointly by Andrew E. Gold and Ronit Gold, a married couple (collectively, the “Golds”).

(b) - (c) Residential address for the Golds:

10835 Lockland Road

Potomac, MD 20854

Mrs. Gold’s principal occupation is as a pre-school teacher. Mr. Gold’s principal occupation is as a self-employed investor.

(d) - (e) During the last five years, neither of the Golds have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws on finding any violation of such laws.

(f) Both Mr. and Mrs. Gold are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 19, 2004, the Golds acquired 25,500 shares of Common Stock on the open market at a price of $3.35 per share for a total purchase price of $85,425. As of February 19, 2004, the Golds had acquired a total of 372,607 shares of Common Stock on the open market.

On May 20, 2004, the Golds acquired 6,228 shares of Common Stock on the open market at a price of $4.33 per share for a total purchase price of $26,967.24. As of May 20, 2004, the Golds had acquired 722,713 shares of Common Stock on the open market.

As of November 11, 2004, the Golds had acquired 693,230 shares of Common Stock on the open market.

The Golds purchased all of these shares through personal joint trading accounts. The Golds periodically effect purchases of shares through margin accounts maintained for the Golds with Electronic Trading Group, LLC which may extend credit to the Golds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account. The funds used to make these purchases were not otherwise borrowed or obtained.

ITEM 4. PURPOSE OF TRANSACTION.

The transactions were solely for investment purposes. The Golds intend to review, from time to time, their investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, the Golds may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that they own.

Except as set forth above, the Golds have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On February 18, 2004, the Golds purchased 25,500 shares of the Company’s Common Stock, which made them the beneficial owners of 372,607 shares of Common Stock, accounting for, at that time, 5.185% of the Company’s outstanding shares of Common Stock. Between February 18, 2004 and November 5, 2004, the Golds have consistently beneficially owned more than five percent of the Common Stock of the Company and at one point, as of June 3, 2004, held as much as 10.339% of the Company’s Common Stock shares.

(a) The Golds beneficially own 693,230 shares of Common Stock, which represents approximately 8.46% of the outstanding shares of Common Stock based on the number of shares outstanding as of November 5, 2004.

(b) The Golds currently share the power to vote or direct the vote, or to dispose or direct the disposition, of the shares of Common Stock they beneficially own.

(c) The Golds acquired a net total of 81,270 shares of Common Stock in the open market between September 1, 2004 and November 11, 2004. These 81,270 shares of Common Stock were purchased as follows:

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.36 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.35 per share.

On September 2, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.35 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.37 per share.

On September 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.41 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.41 per share.

On September 8, 2004, the Golds purchased 900 shares of Common Stock of the Company for $3.35 per share.

On September 9, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.49 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.50 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.50 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.48 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.52 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.52 per share.

On September 10, 2004, the Golds purchased 400 shares of Common Stock of the Company for $3.52 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.52 per share.

On September 13, 2004, the Golds purchased 1 share of Common Stock of the Company for $3.46 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.53 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.53 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.48 per share.

On September 15, 2004, the Golds purchased 9 shares of Common Stock of the Company for $3.48 per share.

On September 16, 2004, the Golds purchased 700 shares of Common Stock of the Company for $3.30 per share.

On September 16, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.30 per share.

On September 16, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.42 per share.

On September 16, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.44 per share.

On September 16, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.46 per share.

On September 16, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.48 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.40 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.43 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.43 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.43 per share.

On September 24, 2004, the Golds sold 200 shares of Common Stock of the Company for $3.48 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.49 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.49 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.19 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.34 per share.

On September 28, 2004, the Golds purchased 40 shares of Common Stock of the Company for $3.54 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.55 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.63 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.70 per share.

On September 29, 2004, the Golds purchased 700 shares of Common Stock of the Company for $3.85 per share.

On September 29, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.85 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.79 per share.

On September 29, 2004, the Golds purchased 360 shares of Common Stock of the Company for $3.80 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.83 per share.

On September 29, 2004, the Golds purchased 400 shares of Common Stock of the Company for $3.85 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.90 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.92 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.94 per share.

On October 1, 2004, the Golds purchased 500 shares of Common Stock of the Company for $3.96 per share.

On October 1, 2004, the Golds purchased 500 shares of Common Stock of the Company for $3.96 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.97 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.98 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.98 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $4.05 per share.

On October 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.98 per share.

On October 6, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.96 per share.

On October 6, 2004, the Golds purchased 900 shares of Common Stock of the Company for $3.97 per share.

On October 6, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.97 per share.

On October 6, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.97 per share.

On October 6, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.98 per share.

On October 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.91 per share.

On October 7, 2004, the Golds purchased 600 shares of Common Stock of the Company for $3.91 per share.

On October 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.91 per share.

On October 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.91 per share.

On October 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.91 per share.

On October 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.76 per share.

On October 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.89 per share.

On October 7, 2004, the Golds purchased 2400 shares of Common Stock of the Company for $3.90 per share.

On October 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.90 per share.

On October 7, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.93 per share.

On October 7, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.95 per share.

On October 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.96 per share.

On October 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.96 per share.

On October 11, 2004, the Golds purchased 400 shares of Common Stock of the Company for $3.86 per share.

On October 11, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.88 per share.

On October 11, 2004, the Golds sold 2000 shares of Common Stock of the Company for $3.89 per share.

On October 11, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.93 per share.

On October 11, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.95 per share.

On October 12, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.98 per share.

On October 12, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.99 per share.

On October 12, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.99 per share.

On October 12, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.99 per share.

On October 12, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.99 per share.

On October 12, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.87 per share.

On October 12, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.90 per share.

On October 12, 2004, the Golds purchased 326 shares of Common Stock of the Company for $3.99 per share.

On October 13, 2004, the Golds purchased 600 shares of Common Stock of the Company for $3.99 per share.

On October 13, 2004, the Golds purchased 400 shares of Common Stock of the Company for $3.99 per share.

On October 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.98 per share.

On October 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $4.02 per share.

On October 13, 2004, the Golds purchased 700 shares of Common Stock of the Company for $4.02 per share.

On October 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $4.04 per share.

On October 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $4.04 per share.

On October 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $4.04 per share.

On October 13, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $4.04 per share.

On October 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $4.05 per share.

On October 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $4.05 per share.

On October 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $4.05 per share.

On October 13, 2004, the Golds purchased 900 shares of Common Stock of the Company for $4.05 per share.

On October 13, 2004, the Golds purchased 900 shares of Common Stock of the Company for $4.05 per share.

On October 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.93 per share.

On October 14, 2004, the Golds purchased 900 shares of Common Stock of the Company for $3.93 per share.

On October 14, 2004, the Golds purchased 600 shares of Common Stock of the Company for $3.90 per share.

On October 14, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.90 per share.

On October 14, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.93 per share.

On October 14, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.93 per share.

On October 14, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.94 per share.

On October 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.95 per share.

On October 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.95 per share.

On October 14, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.95 per share.

On October 14, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.95 per share.

On October 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.95 per share.

On October 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.96 per share.

On October 14, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.98 per share.

On October 15, 2004, the Golds purchased 800 shares of Common Stock of the Company for $3.90 per share.

On October 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.94 per share.

On October 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.96 per share.

On October 19, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.93 per share.

On October 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.85 per share.

On October 20, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.85 per share.

On October 21, 2004, the Golds purchased 400 shares of Common Stock of the Company for $3.80 per share.

On October 21, 2004, the Golds purchased 1100 shares of Common Stock of the Company for $3.80 per share.

On October 21, 2004, the Golds purchased 3800 shares of Common Stock of the Company for $3.80 per share.

On October 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.75 per share.

On October 22, 2004, the Golds purchased 500 shares of Common Stock of the Company for $3.84 per share.

On October 25, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.87 per share.

On October 25, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.89 per share.

On October 25, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.90 per share.

On October 25, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.93 per share.

On October 26, 2004, the Golds purchased 1700 shares of Common Stock of the Company for $3.75 per share.

On October 26, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.75 per share.

On October 26, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.61 per share.

On October 26, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.61 per share.

On October 26, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.63 per share.

On October 26, 2004, the Golds sold 2000 shares of Common Stock of the Company for $3.63 per share.

On October 26, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.64 per share.

On October 26, 2004, the Golds purchased 2000 shares of Common Stock of the Company for $3.65 per share.

On October 26, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.65 per share.

On October 26, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.73 per share.

On October 26, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.80 per share.

On October 26, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.83 per share.

On October 26, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.84 per share.

On October 26, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.90 per share.

On October 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.74 per share.

On October 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.74 per share.

On October 27, 2004, the Golds purchased 2000 shares of Common Stock of the Company for $3.65 per share.

On October 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.67 per share.

On October 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.72 per share.

On October 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.74 per share.

On October 28, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.59 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.75 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.60 per share.

On October 28, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.60 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.67 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.67 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.71 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.71 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.71 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.65 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.70 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.72 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.76 per share.

On October 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.78 per share.

On October 29, 2004, the Golds purchased 900 shares of Common Stock of the Company for $3.57 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.57 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.34 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.34 per share.

On October 29, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.34 per share.

On October 29, 2004, the Golds purchased 500 shares of Common Stock of the Company for $3.34 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.52 per share.

On October 298, 2004, the Golds purchased 400 shares of Common Stock of the Company for $3.52 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.58 per share.

On October 298, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.58 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.58 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.39 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.48 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.49 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.54 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.55 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.56 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.59 per share.

On October 29, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.63 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.65 per share.

On October 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.66 per share.

On November 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.80 per share.

On November 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.80 per share.

On November 2, 2004, the Golds purchased 99 shares of Common Stock of the Company for $3.84 per share.

On November 2, 2004, the Golds purchased 1 share of Common Stock of the Company for $3.84 per share.

On November 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.71 per share.

On November 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.79 per share.

On November 2, 2004, the Golds purchased 39 shares of Common Stock of the Company for $3.80 per share.

On November 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.89 per share.

On November 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.92 per share.

On November 4, 2004, the Golds purchased 150 shares of Common Stock of the Company for $3.89 per share.

On November 4, 2004, the Golds purchased 50 shares of Common Stock of the Company for $3.89 per share.

On November 4, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.75 per share.

On November 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.77 per share.

On November 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.80 per share.

On November 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.82 per share.

On November 4, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.85 per share.

On November 4, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $3.86 per share.

On November 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.88 per share.

On November 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.89 per share.

On November 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.90 per share.

On November 5, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.86 per share.

On November 5, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.87 per share.

On November 5, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.90 per share.

On November 5, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.85 per share.

On November 5, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $3.82 per share.

On November 5, 2004, the Golds purchased 1,500 shares of Common Stock of the Company for $3.87 per share.

On November 5, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $3.86 per share.

On November 8, 2004, the Golds purchased 95 shares of Common Stock of the Company for $3.61 per share.

On November 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.54 per share.

On November 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.60 per share.

On November 8, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.86 per share.

On November 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.57 per share.

On November 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.62 per share.

On November 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.64 per share.

On November 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.65 per share.

On November 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.70 per share.

On November 8, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.72 per share.

On November 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.75 per share.

On November 8, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.72 per share.

On November 8, 2004, the Golds purchased 300 shares of Common Stock of the Company for $3.54 per share.

On November 8, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $3.72 per share.

On November 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.75 per share.

On November 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.76 per share.

On November 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.77 per share.

On November 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.82 per share.

On November 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.88 per share.

On November 11, 2004, the Golds sold 5,000 shares of Common Stock of the Company for $3.79 per share.

On November 11, 2004, the Golds sold 2,700 shares of Common Stock of the Company for $3.91 per share.

On November 11, 2004, the Golds sold 200 shares of Common Stock of the Company for $3.92 per share.

On November 11, 2004, the Golds sold 100 shares of Common Stock of the Company for $3.92 per share.

On November 11, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.86 per share.

On November 11, 2004, the Golds purchased 100 shares of Common Stock of the Company for $3.90 per share.

On November 11, 2004, the Golds purchased 200 shares of Common Stock of the Company for $3.80 per share.

On November 11, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $3.72 per share.

On November 11, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $3.75 per share.

On November 11, 2004, the Golds purchased 3,300 shares of Common Stock of the Company for $3.80 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES

OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Golds and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2004

/s/ Andrew E. Gold
Andrew E. Gold
/s/ Ronit Gold
Ronit Gold